EXHIBIT 21.1

LIST OF SUBSIDIARIES

	Percentage (%)	Date of	Jurisdiction of
Name of Subsidiary or Associate	Interest Held	Incorporation	Incorporation
DataWave Services (Canada) Inc.	100%	April 28, 1992	British Columbia
DataWave Systems (U.S.) Inc.	100%	February 8, 1995	Nevada
CXP Canada Inc.	100%	March 10, 1995	Canada
DataWave Services (U.S.) Inc.	100%	February 8, 1995	Nevada
Cardxpress Vending, Inc.	100%	November 14, 1991	Delaware
Nextwave Card Corp.	50%	June 1, 2003	Alberta